Exhibit 4.39

Dated 2 March 2004

KNIGHTSBRIDGE TANKERS LIMITED

-and-

THE ROYAL BANK OF SCOTLAND plc

MASTER AGREEMENT SECURITY DEED

relating to a Loan Agreement dated 2 March 2004

WATSON, FARLEY & WILLIAMS

London

INDEX

CLAUSE

1	DEFINITIONS

2	RESTRICTIONS

3	FIRST FIXED CHARGE

4	FURTHER DOCUMENTATION ETC

5	REPRESENTATIONS

6	NOTICES

7	SUPPLEMENTAL

8	LAW AND JURISDICTION

THIS SECURITY DEED is made on the 2nd day of March 2004

BETWEEN

(1)           KNIGHTSBRIDGE TANKERS LIMITED, a company incorporated in Bermuda having its registered office at Par-la-Ville, 14 Par-la-Ville Road, Hamilton HM08, Bermuda (the “Borrower”), and

(2)           THE ROYAL BANK OF SCOTLAND plc, acting through its office at Shipping Business Centre at 5-10 Great Tower Street, London EC3P 3HX (the “Lender” which expression shall include all persons directly or indirectly deriving title under it (whether by assignment, amalgamation, operation of law or otherwise)).

WHEREAS

(A)          By a loan agreement dated 2 March 2004 and made between (i) the Borrower as borrower, KTL Hampstead, Inc., KTL Chelsea, Inc., KTL Mayfair, Inc., KTL Camden, Inc. and KTL Kensington, Inc. as owners and (ii) the Lender as lender, the Lender agreed to make available to the Borrower upon the terms and conditions therein described a loan of up to One hundred and forty million United States Dollars (US$140,000,000);

(B)           By a master agreement (on the 1992 ISDA Master Agreement (Multicurrency - Crossborder) form as modified) dated 2 March 2004 made between the Borrower and the Lender the Borrower has entered into or may enter into certain Transactions (as such term is defined in the said Master Agreement) pursuant to separate Confirmations (as such term is defined in the said Master Agreement) providing for, amongst other things, the payment of certain amounts by the Borrower to the Lender.

(C)           It is a condition precedent to the Lender advancing the loan under the said loan agreement that the Borrower as security for, inter alia, its obligations under the loan agreement shall execute this Deed.

NOW THIS DEED WITNESSETH AND IT IS HEREBY AGREED as follows:

1              DEFINITIONS

1.1          In this Deed, unless the context otherwise requires, the following expressions shall have the following meanings:

“Finance Documents”  means any such document as is defined in the Loan Agreement as a Security Document (including this Deed and, where the context so admits, the Loan Agreement itself) or as may from time to time be executed by any person as security for or as a guarantee of the Secured Indebtedness or any part thereof as the same may hereafter be supplemented and/or amended, and references to the “Finance Documents” shall mean all or any of them as the context so requires;

“Loan”  means the sum of One hundred and forty million Dollars ($140,000,000) first referred to in Recital (A) hereto advanced or to be advanced by the Lender to the Borrower pursuant to the Loan Agreement or (as the context may require) the principal amount of such sum outstanding at any relevant time;

“Loan Agreement”  means the agreement dated 2 March 2004 and made between the Borrower, KTL Hampstead, Inc., KTL Chelsea, Inc., KTL Mayfair, Inc., KTL Camden, Inc. and KTL Kensington, Inc. and the Lender first referred to in Recital (A) hereto as the same may from time to time hereafter be supplemented and/or amended;

“Master Agreement”  means the agreement dated 2 March 2004 and made between the Borrower and the Lender first referred to in Recital (B) hereto as the same may from time to time hereafter be supplemented and/or amended;

“Master Agreement Liabilities”  means, at any relevant time, all liabilities actual or contingent, present or future of the Borrower to the Lender under the Master Agreement;

“Secured Indebtedness”  means the aggregate of (a) the Loan and interest thereon (and interest on any unpaid interest thereon and on any other sums of money on which interest is stated in the Loan Agreement to be payable) and (b) all such expenses, claims, liabilities, losses, costs, duties, fees, charges or other moneys as are stated in this Deed to be payable by the Borrower to or recoverable from the Borrower by the Lender (or in respect of which the Borrower agrees in this Deed to indemnify the Lender) whether actually or contingently, presently or in the future together with interest thereon as provided in the Loan Agreement and this Deed and (c) the Master Agreement Liabilities and (d) all other sums of money from time to time owing to the Lender under the Finance Documents or any of them whether actually or contingently, presently or in the future;

“Security Interest”  means:

(a)           a mortgage, charge (whether fixed or floating), pledge, lien, hypothecation, encumbrance, assignment, trust arrangement, title retention or other distress, execution, attachment, arrangement or process of any kind having the effect of security or any other security interest of any kind;

(b)           the security rights of a plaintiff under an action in rem; and

(c)           any arrangement entered into by a person (A) the effect of which is to place another person (B) in a position which is similar, in economic terms, to the position in which B would have been had he held a security interest over an asset of A; but this paragraph (c) does not apply to a right of set off or combination of accounts conferred by the standard terms of business of a bank or financial institution;

“Security Period”  means the period commencing on the date of this Deed and terminating upon discharge of the security created by the Finance Documents by irrevocable and unconditional payment in full of the Secured Indebtedness; and

“Secured Property”  means all rights, title, interest and benefits whatsoever of the Borrower under or in connection with the Master Agreement including, without limitation, all moneys payable by the Lender to the Borrower thereunder and all claims for damages in respect of any breach by the Lender of the Master Agreement.

1.2          For the purposes of this Deed an amount shall be deemed to be outstanding and to be due and payable to the Lender if it is then entitled to demand payment of that amount, notwithstanding that it has not yet served a demand.

1.3          Clause 1 of the Loan Agreement (Purpose, Definitions and Interpretation) applies with any necessary modifications for the purposes of this Deed.

2              RESTRICTIONS

2.1          During the Security Period:

(a)           no right (present, future or contingent) relating to the Secured Property shall be capable of being assigned to, or exercised by, a person other than the Borrower; and

(b)           the Borrower shall not attempt to assign any right (present, future or contingent) relating to the Secured Property;

without the Lender’s prior written consent.

2.2          In this Clause references to assignment include the creation, or permitting to arise, of any form of beneficial interest or Security Interest and every other kind of disposition.

2.3          An act or transaction which is contrary to, or inconsistent with, this Clause shall be void as regards the Lender.

3              FIRST FIXED CHARGE

3.1          The Borrower:

(a)           with full title guarantee charges all the Secured Property with the payment of all the Secured Indebtedness; and

(b)           declares that this shall be a first fixed charge.

3.2          Upon the occurrence of an Event of Default the charge shall become enforceable, and the Lender shall be entitled then or at any later time or times to appropriate all or any part of the Secured Property in or towards discharge of the then outstanding Secured Indebtedness, and may do so notwithstanding that any maturity date attached to any part or parts of the Secured Property may not yet have arrived.

3.3          A certificate signed by a director or other senior officer of the Lender and which states that on a specified date and (if the certificate also states this) at a specified time the Lender exercised its rights under this clause to appropriate a specified amount of Secured Property in the discharge of a specified amount of the outstanding Secured Indebtedness shall be conclusive evidence that:

(a)           the Lender’s liabilities in respect of the specified amount of Secured Property; and

(b)           the specified amount of Secured Indebtedness;

were extinguished and discharged on the specified date and, if so stated, at the specified time.

4              FURTHER DOCUMENTATION ETC

4.1          The Borrower shall execute forthwith any document which the Lender may specify for the purpose of:

(a)           supplementing the rights which this Deed confers on the Lender in relation to the Secured Property; or

(b)           creating a mortgage of the Secured Property to replace or supplement the charge created in Clause 3 above; or

(c)           registering or otherwise perfecting this Deed or any mortgage created under paragraph (b) above; or

(d)           ensuring or confirming the validity of anything done or to be done under this Deed.

4.2          The document shall be in the terms specified by the Lender and, in the case of a mortgage of the Secured Property, those terms may include a provision entitling the Lender, on or after an Event of Default, to appropriate, or otherwise deal with, the Secured Property for the purpose of discharging the Secured Indebtedness.

4.3          The Borrower shall also forthwith do any act and execute any document (including a document which amends or replaces this Deed) which the Lender specifies for the purpose of enabling or assisting the Lender to comply, in relation to the Secured Property and/or Secured Indebtedness, with any requirement (legally binding or not) applicable to the Lender and, in particular, any requirements of a banking supervisory authority with regard to netting or cash collateral.

4.4          For the purpose of securing performance of the Borrower’s obligations under Clauses 4.1 to 4.3, the Borrower irrevocably appoints the Lender as its attorney, on its behalf and in its name or otherwise to sign or execute any document which, in the opinion of the Lender, the Borrower is obliged, or could be required, to sign or execute under any of those Clauses, which the Lender considers necessary or convenient for or in connection with any exercise or intended exercise of any rights which the Lender has under this Deed or any other purpose connected with this Deed.

4.5          The Lender may appoint any person or persons its substitute under that power of attorney and may also delegate that power of attorney to any person or persons.

4.6          In this clause “mortgage” includes a charge and any other kind of security.

5              REPRESENTATIONS

5.1          The Borrower represents and warrants to the Lender as follows:

(a)           the Borrower is the sole owner of the Secured Property and has the right to create all Security Interests which this Deed purports to create;

(b)           the Borrower has not sold or transferred or (save by this Deed) created any Security Interest over any of its rights, title or interest to or in the Secured Property and no third party has or will have any Security Interest or other interest, right or claim of any kind over, or in relation to, any of the Secured Property;

(c)           the Borrower has the corporate power, and has taken all necessary corporate action to authorise it, to execute this Deed, the Loan Agreement and the Master Agreement; and

(d)           nothing in this Deed will or might result in the Borrower contravening any law or regulation which is now in force or which has been published but not yet brought into force or any contractual or other obligation which the Borrower now has to a third party.

6              NOTICES

6.1          Clause 30 (Notices) of the Loan Agreement applies to this Deed as if references to the Loan Agreement were references to this Deed and any other necessary modifications were made.

7              SUPPLEMENTAL

7.1          This Deed, including the charge created by Clause 3, shall remain in force as a continuing security until the Security Period has ended.

7.2          The rights of the Lender under this Deed will not be discharged or prejudiced by:

(a)           any kind of amendment or supplement to the other Finance Documents;

(b)           any arrangement or concession, including a rescheduling, which the Lender may make in relation to any of the Loan Agreement, the Master Agreement and Finance Documents, or any action by the Lender and/or the Borrower and/or any other party thereto which is contrary to the terms of the Loan Agreement and Finance Documents;

(c)           any release or discharge, whether granted by the Lender or effected by the operation of any law, of all or any of the obligations of the Borrower and/or any other party thereto under any of the Loan Agreement, the Master Agreement and Finance Documents;

(d)           any change in the membership and/or control of the Borrower and/or any other party thereto and/or any merger, demerger or reorganisation involving the Borrower and/or any other party thereto;

(e)           any event or matter which is similar to, or connected with, any of the foregoing;

and the rights of the Lender under this Deed do not depend on the Loan Agreement, the Master Agreement or any of the Finance Documents being or remaining valid.

7.3          Nothing in this Deed excludes or restricts any right of set-off, right to net off payments, or any other right or remedy which the Lender would have had, apart from this Deed, under the general law, the Loan Agreement, the Master Agreement and the Finance Documents.

7.4          A person who is not a party to this Deed has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any terms of this Deed.

8              LAW AND JURISDICTION

8.1          Clause 32 of the Loan Agreement (Governing Law) applies to this Deed as if references to the Loan Agreement were references to this Deed and any other necessary modifications were made.

IN WITNESS whereof the Borrower has caused this Deed to be duly executed the day and year first above written.

EXECUTED and DELIVERED as a DEED	)
by Nicholas Sherriff	)	/s/ Nicholas Sherriff
the duly authorised attorney of	)
KNIGHTSBRIDGE TANKERS LIMITED	)
for it and on its behalf	)
in the presence of:	)
/s/ Kavita Shah

ACCEPTED	)
by Robert J. Manners	)	/s/ Robert J. Manners
the duly authorised attorney of	)
THE ROYAL BANK OF SCOTLAND plc	)
for it and on its behalf	)
in the presence of:	)
/s/ Martin Bennett